AB 8/27

8/21

[redacted]

SECUR 13025366 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 20957

SEC MAIL PROCESSING RECEIVED AUG 2 2013 WASH, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt #4
(No. and Street)

San Francisco (City) CA (State) 94123-2246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 21 2013 REGISTRATIONS BRANCH 16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27

OATH OR AFFIRMATION

I, Ronald Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Margaret Y. Partrich

Notary Public

MARGARET Y. PARTRICH
Notary Public, Wayne County, Michigan
Acting in Washtenaw County
My Commission Expires February 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended June 30, 2013 and 2012

BAKER TILLY

VIRCHOW KRAUSE, LLP

Candor. Insight. Results.

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended June 30, 2013 and 2012

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2013 and 2012

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information contained in the schedule presented on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 15, 2013

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2013 and 2012

ASSETS

	2013	2012
Cash and cash equivalents	$ 46,382	$ 52,433
Fees receivable	7,390	300
Prepaid expenses	1,343	-
Office furniture and equipment, net	6,292	3,779
Lease deposit	3,712	-
TOTAL ASSETS	$ 65,119	$ 56,512

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts payable	$ 1,652	$ 127
Accrued payroll	17,500	-
Total Liabilities	19,152	127
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(383,949)	(373,531)
Total Stockholders' Equity	45,967	56,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 65,119	$ 56,512

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2013 and 2012

	2013	2012
REVENUES	$ 294,196	$ 217,928
EXPENSES		
Salaries and payroll taxes	190,168	130,531
Travel and entertainment	4,269	3,063
Insurance	1,909	1,732
Rent	15,509	2,520
Regulatory services	3,227	2,105
Other taxes	951	950
Depreciation	3,637	3,674
Professional services	62,116	59,735
Telephone	2,794	2,049
Stationary and supplies	3,707	761
Postage	3,387	3,381
Subscriptions and memberships	4,259	3,124
Computer	4,768	5,339
Conferences and continuing education	146	-
Miscellaneous	3,275	368
Charitable contributions	500	500
Total Expenses	304,622	219,832
OTHER INCOME		
Interest income	8	7
Other Income	8	7
NET LOSS	$ (10,418)	$ (1,897)

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2011	$ 2,663	$ 393,587	$ (371,634)	$ 24,616
2012 Net loss	-	-	(1,897)	(1,897)
Contributions	-	33,666	-	33,666
BALANCES, June 30, 2012	2,663	427,253	(373,531)	56,385
2013 Net loss	-	-	(10,418)	(10,418)
BALANCES, June 30, 2013	$ 2,663	$ 427,253	$ (383,949)	$ 45,967

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (10,418)	$ (1,897)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	3,637	3,674
Changes in operating assets and liabilities:		
Fees receivable	(7,090)	(300)
Prepaid expenses	(1,343)	-
Lease deposit	(3,712)	-
Accounts payable	1,525	(2,325)
Accrued payroll	17,500	-
Net Cash Flows from Operating Activities	99	(848)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment	(6,150)	-
Net Cash Flows from Investing Activities	(6,150)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	-	33,666
Net Cash Flows from Financing Activities	-	33,666
Net Change in Cash and Cash Equivalents	(6,051)	32,818
CASH AND CASH EQUIVALENTS - Beginning of Year	52,433	19,615
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 46,382	$ 52,433

See accompanying notes to financial statements.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended June 30, 2013 and 2012

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later). The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2013 and 2012.

Office Furniture and Equipment, net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of three to five years.

Lease Deposit

The Company has a security deposit in connection with the Ann Arbor office lease which is expected to be received in full at the end of the lease term in 2016.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

The Company applies the standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

For comparability, certain 2012 amounts have been reclassified to conform with classifications adopted in 2013.

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2013	2012
Office equipment	$ 4,443	$ 603
Computer equipment	13,265	10,955
Total office furniture and equipment	17,708	11,558
Less: accumulated depreciation	(11,416)	(7,779)
Office furniture and equipment, net	$ 6,292	$ 3,779

Depreciation expense for the years ended June 30, 2013 and 2012 was $3,637 and $3,674.

NOTE 3 - Lease

The Company entered into an operating lease for storage space in February 2010. The lease is on a month-to-month basis and rental payments of $192 are payable monthly.

In February 2013, the Company entered into an operating lease for an office in Ann Arbor, Michigan. Over the term of the lease from February 2013 through January 2016, monthly base rent increases from $2,760 to $3,395.

Future minimum rental payments are as follows for the years ending June 30:

2014	$ 40,740
2015	40,740
2016	23,765
	$ 105,245

Rent expense was $15,509 and $2,220 for the years ended June 30, 2013 and 2012.

NOTE 4 - Concentrations

Five customers accounted for 30%, 14%, 12%, 11% and 10% of total revenues for the year ended June 30, 2013. Three customers accounted for 28%, 20% and 18% of total revenues for the year ended June 30, 2012.

Accounts receivable consisted of one customer as of June 30, 2013 and 2012.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2013 and 2012, the Company had net capital of $26,302 and $51,257 which was $21,302 and $46,257 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.73 to 1 and .25 to 1 as of June 30, 2013 and 2012.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended June 30, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through August 15, 2013, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2013.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 45,967
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	7,390
Prepaid expense	1,343
Office furniture and equipment, net	6,292
Lease deposit	3,712
Total non-allowable assets	18,737
Net capital before haircuts on securities positions	27,230
Haircuts on securities positions	928
Net capital	$ 26,302

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 19,152

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 21,302
Excess net capital at 1,000 percent	$ 19,387
Ratio: Aggregate indebtedness to net capital	0.73 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's amended Part II FOCUS report, Form X-17a-5 (unaudited) as of June 30, 2013	$ 26,302
Net audit adjustments	-
Net capital per above	$ 26,302

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal controls that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2013, and this report does not affect our report thereon dated August 15, 2013. We proposed material audit adjustments to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. We also identified the following deficiency we consider to be a significant deficiency. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. The Company has created as much segregation of duties as possible given its current resources. We communicated this in writing to management and the Board of Directors on August 15, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 15, 2013

an independent member of
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